FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 3, 2006

NIKE INVESTMENTS ACQUIRES 400,000 COMMON SHARES OF STEALTHGAS

ATHENS, GREECE, August 3, 2006. STEALTHGAS INC. (NASDAQ:GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that Nike Investments Corporation had agreed to purchase 400,000 newly issued shares of common stock from the company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Following this transaction, STEALTHGAS INC. will have 14,400,000 common shares outstanding.

Mr. Thanassis J. Martinos, a director of STEALTHGAS INC., is the President and principal owner of Nike Investments Corporation. The $5.0 million proceeds from the sale will be used to fund the prospective acquisition of LPG carriers STEALTHGAS INC. currently has under consideration.

Harry Vafias, Chief Executive Officer of STEALTHGAS INC. commented “We are particularly gratified by the expression of confidence in our company by Mr. Thanassis Martinos, one of the most prominent ship owners in Greece, who also serves on our Board of Directors. Nike’s investment confirms our company’s positive outlook for the LPG shipping industry and our growth prospects.”

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,525 cubic meters (cbm). STEALTHGAS's shares are listed on NASDAQ and trade under the symbol "GASS."

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Contact:

     Company Contact:

     Andrew J. Simmons

     Chief Financial Officer

     STEALTHGAS INC.

     011-30-210-6250-001

     E-mail: simmons@stealthgas.com

     Investor Relations/Media:

     Nicolas Bornozis

     Capital Link, Inc.(New York)

     Tel. 212-661-7566

     E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  August 3, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing